Exhibit 99.9

NICE Recognizes Top EMEA and APAC Innovators with International CX
Excellence Awards

NICE customers awarded for demonstrating excellence in customer experience, harnessing NICE digital, AI and cloud technologies in the EMEA and APAC regions

Hoboken, N.J., August 29, 2023, NICE (Nasdaq: NICE) today announced the winners of its International CX Excellence Awards for 2023. The winning organizations were recognized for responding to the new complex needs of the AI era and delivering outstanding results for the business, customers and agents alike. The seven award winners across six categories were honored at Interactions International 2023, the industry’s premier CX event, highlighting the power of NICE’s innovative solutions including Enlighten, the trusted AI for business, and CXone, the leading cloud-native CCaaS platform, helping brands to deliver next-level experiences. These winners rose above their peers to deliver truly differentiated, next-level digital CX.

The International CX Excellence Award winners demonstrated remarkable results. Here are the winners:

Digital/AI Innovation - Honoring AI adoption for business to respond to the unique needs of the brand, employee and consumer. The winner is Chubb Asia Pacific.

Change Agents - Acknowledging the remarkably rapid adoption and implementation of digital CX best practices to deliver exceptional CX in healthcare. The winner is DHU Healthcare.

Outstanding Cloud Implementation – Celebrating the flawless deployment of CXone’s cloud-native CX platform for scalable, digital CX. The winners are Hastings Direct and GXS Bank.

Outstanding Customer Experience – Recognizing the steps taken to deliver personalized and proactive CX and grow a loyal customer base. The winner is Language Loop.

Outstanding Employee Engagement – Applauding the use of digital and AI capabilities to empower and coach employees to deliver exceptional CX. The winner is EE.

Trailblazer of the Year – Showcases an unwavering focus on innovation to deliver exceptional interactions at scale. The winner is HGS.

Darren Rushworth, President, NICE International, said, “AI has changed the CX landscape and, as a result, delivering exceptional experiences has grown in importance more than ever. The International CX Excellence Awards winners have demonstrated how to harness our technology to deliver superior experiences while demonstrating tangible results for the business, consumers and agents. We commend this year’s winners for responding to new digital and AI demands, delivering outstanding CX success in their respective industries.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.